Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 03/08/19	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

19003587

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: March 8, 2019

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 8th day of March, 2019.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

March 8, 2019

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2019-2 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2019-2 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updated Officers for Miami International Holdings, Inc., MIAX PEARL, LLC and MIAX Emerald, LLC; New Subsidiary (MIAX Products, LLC)
Exhibit F – Updated Membership Forms
Exhibit J – Updated Officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit C

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC. [Updated]

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, Miami International Futures Exchange, LLC, and MIAX Products, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Amy Neiley	Senior Vice President – Trading Operations and Listings
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development

Name	Title
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL TECHNOLOGIES, LLC [No Change]

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [No Change]

1. *Name*: Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX GLOBAL, LLC [No Change]

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC [Updated]

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Richard Herr
H. Dale Herring
Lawrence E. Jaffe
Sebastiaan Koeling
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX EMERALD, LLC [Updated]

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated January 30, 2018 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 21, 2018 and By-Laws dated December 21, 2018 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
John Beckelman
Lindsay L. Burbage
Marianne Deane
John DiBacco, Jr.
Leslie Florio
Kimberly M. Guadagno
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX PRODUCTS, LLC [New]

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Articles of Organization dated January 25, 2019 are attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated January 25, 2019 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G

7

Form **LLC-5.5**	**Illinois Limited Liability Company Act Articles of Organization**	**FILE # 07506945**
Secretary of State Jesse White Department of Business Services Limited Liability Division www.cyberdriveillinois.com	**Filing Fee:** **$150** **Approved By:** **TLB**	**FILED** **JAN 25 2019** **Jesse White Secretary of State**

1. Limited Liability Company Name: MIAX PRODUCTS, LLC

2. Address of Principal Place of Business where records of the company will be kept:
   7 ROSZEL ROAD, SUITE 5-A
   PRINCETON, NJ 08540

3. The Limited Liability Company has one or more members on the filing date.

4. Registered Agent's Name and Registered Office Address:

   CT CORPORATION SYSTEM
   208 S LA SALLE ST STE 814
   CHICAGO, IL 60604-1135

5. Purpose for which the Limited Liability Company is organized:
   "The transaction of any or all lawful business for which Limited Liability Companies may be organized under this Act."

6. The LLC is to have perpetual existence.

7. Name and business addresses of all the managers and any member having the authority of manager:

   MIAMI INTERNATIONAL HOLDINGS, INC.
   7 ROSZEL ROAD, SUITE 5-A
   PRINCETON, NJ 08540

8. **Name and Address of Organizer**
   I affirm, under penalties of perjury, having authority to sign hereto, that these Articles of Organization are to the best of my knowledge and belief, true, correct and complete.

   Dated: JANUARY 25, 2019

   BARBARA J. COMLY
   7 ROSZEL ROAD, SUITE 5-A
   PRINCETON, NJ 08540

8

Limited Liability Company Agreement
of
MIAX Products, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of January 25, 2019, for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Illinois Limited Liability Company Act, 805 ILCS 180/, as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Illinois on January 25, 2019.

2. **Name.** The name of the limited liability company shall be **"MIAX Products, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 1-5 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Illinois shall be located at c/o CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604. The name and address of the registered agent of the Company for service of process on the Company in the State of Illinois shall be CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, Suite 5-A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Illinois Business Corporation Act, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment,

effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency

exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Illinois, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: ______________________

THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Response:

Exhibit F is hereby amended as set forth below.

1. Pre-Application Survey Form (MIAX/PEARL/EMERALD)

2. Member Application (MIAX/PEARL/EMERALD)

3. Amendment to Member Application (MIAX/PEARL/EMERALD)

4. MIAX Market Maker Member Guarantee

5. Clearing Member Give-Up Authorization and Guarantee (MIAX/PEARL/EMERALD)

6. User Agreement (MIAX/PEARL/EMERALD)

7. MIAX Sponsored Access Agreement

8. Statutory Disqualification Notice (MIAX/PEARL/EMERALD)

9. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant

10. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant

11. Exchange Data Agreement (MIAX/PEARL/EMERALD)

12. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX/PEARL/EMERALD)

13. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX/PEARL/EMERALD)

14. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX/PEARL/EMERALD)

15. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX/PEARL/EMERALD)

16. Market Data Policies (MIAX/PEARL/EMERALD)

17. Service Bureau Agreement (MIAX/PEARL/EMERALD)

18. Extranet Connection Agreement (MIAX/PEARL/EMERALD)

19. Extranet Information Form – Schedule A (MIAX/PEARL/EMERALD)

20. MIAX Stock-Tied Give Up Authorization and Guarantee

21. MIAX Stock-Tied Complex Order Authorization

22. Universal Give-Up and Designated Clearing Advisement (MIAX/PEARL/EMERALD)

23. Volume Aggregation Request Form (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member

MIAX Options® MIAX PEARL Performance, Execution and Reliability MIAX Emerald™

VOLUME AGGREGATION REQUEST FORM

This request for volume aggregation and detailed execution information is made to Miami International Securities Exchange, LLC ("MIAX Options"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD or who have been appointed as an Appointed Electronic Exchange Member ("Appointed EEM") / Appointed Market Maker pursuant to the Exchange's fee schedule. The term "Affiliate" means (i) an affiliate of a Member of at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A, or (ii) the Appointed Market Maker of an Appointed EEM (or, conversely, the Appointed EEM of an Appointed Market Maker).

The Members noted below would like to request aggregation of all options volume submitted to the Exchange by each Member with an approved trading ID. Additionally, the Members request detailed execution information for all aggregated volume.

By signing below, each Member acknowledges and agrees that the other Member will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information. An executed version of this Request can be delivered to the Exchange via email to Membership@MIAXOptions.com.

Select Exchange (required): ☐ MIAX Options ☐ MIAX PEARL ☐ MIAX Emerald

Member Name:______________________________ CRD #:______________________________

______________________________ Date:______________________________
Signature of Authorized Person

Printed Name:______________________________ Title:______________________________

Member Name:______________________________ CRD #:______________________________

______________________________ Date:______________________________
Signature of Authorized Person

Printed Name:______________________________ Title:______________________________

Exhibit J

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC** **[Updated]**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC** **[No Change]**

The following persons are the directors and Board observers of the Exchange as of March 9, 2018:

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	President & CEO – Global Execution Brokers, LP
Michael P. Ameen	Non-Industry	Class III – 2019	Executive Vice President and Chief Financial Officer – O'Brien Resources, LLC
Marianne Deane	Non-Industry/ Independent	Class III – 2019	Community Volunteer
Kurt M. Eckert	Industry/Member Representative	Class III – 2019	Partner – Wolverine Trading, LLC

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Leslie Florio	Non-Industry/ Independent	Class III – 2019	Board of Trustees – The Hun School of Princeton; President of the Maxwell Place Condominium Association
Paul Jiganti	Industry/Member Representative	Class III – 2019	Managing Director Options Business Development – IMC Financial Markets
Miguel Moratiel	Non-Industry	Class III – 2019	Manager – MDR Inversiones, S.L.
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2019	President – Phoenix Ventures, LLC
Talal Jassim Al-Bahar	Industry	Class I – 2020	Chairman – IFA Hotels & Resorts; Vice Chairman – International Financial Advisors
Meaghan Dugan	Industry/Member Representative	Class I – 2020	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2020	Attorney
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2020	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2020	President – The Teekell Company, Inc.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2021	Attorney
Robert P. Castrignano	Industry	Class II – 2021	Principal – Equities Division – Sandler O'Neill & Partners, L.P.

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
John DiBacco, Jr.	Industry	Class II – 2021	Global Head of Equities Trading – Virtu Americas LLC
John A. Kinahan	Industry/Member Representative	Class II – 2021	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2021	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
William J. O'Brien IV	Non-Industry	Class II – 2021	Senior Vice President, Oil & Gas – O'Brien Energy Company, LLC
OBSERVERS			
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Harrington	Industry	So long as qualified under Equity Rights Program	Head of Client Relationships – Citadel, LLC

3. **Committees of Miami International Securities Exchange, LLC** **[No Change]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Michael P. Ameen	Non-Industry
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/ Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Kurt M. Eckert	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
Meaghan Dugan	Industry/Member Representative
Kurt M. Eckert	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
William J. O'Brien IV	Non-Industry
J. Gray Teekell	Non-Industry/Independent